Exhibit 11.1

INDEPENDENT AUDITOR’S LETTER OF CONSENT

Management and Board of Directors

Smart RX Systems, Inc

Clermont, Florida

The financial statements of Smart RX Systems, Inc. as of December 31, 2020, 2019 and 2018 included in this offering circular, have been audited by Soto Accounting, LLC, independent auditors, as stated in the report appearing herein.

We agree to the inclusion in the offering circular of our report, dated November 15, 2021, on our audit of the financial statements of Smart RX Systems, Inc.

The auditor is an expert in accounting and auditing and possesses accounting and related financial management expertise, and consent to such reference in the offering circular to which this letter and report pertains.

Soto Accounting, LLC

Brian Soto, CPA

Chicago, Illinois

February 15, 2022

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com